CHINA FORESTRY, INC.
Room 517, No. 18 Building
Nangangjizhoing District, Hi-Tech Development Zone
Harbin, People’s Republic of China

May 30, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F. Street, N.E.
Washington, D. C. 20549-7010

ATTN:                      Joshua Thomas
Staff Accountant

Re:              China Forestry, Inc.
Item 4.01 Form 8-K
Filed April 23, 2008
File No. 000-25765

Ladies and Gentlemen:

Thank you for your comment letter dated April 28, 2008 (the “Comment Letter”), with respect to the above-captioned Item 4.01 Form 8-K.  We have filed our revised Form 8-K/A of China Forestry, Inc., a Nevada corporation (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

If you agree with our proposal to respond to your Comment No. 4, which is set forth below, we will file an amended Form 10-QSB for the quarter ended September 30, 2007, which incorporates our proposal.

For your information, we have filed our revised Form 8-K/A on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

Item 4.01 Form 8-K

Comment No.

1.
We note your reference to the report of your former auditor in your disclosure.  Because your former auditor did not provide a report on your financial statements, please revise your disclosures to remove the reference to their report as this appears to be misleading.

Response 1:	We have removed the reference to the report of Turner, Stone in the text of Item 4.01 Form 8-K, as requested.

2.
Please revise your disclosure in paragraph three to state whether, since the engagement of your former auditor and through your dismissal of them, you had any disagreements with your former auditor on any matter or accounting principle or practice, financial statement disclosure, or auditing scope or procedure.  Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-B for more information.

Response 2:
We have revised our disclosure in paragraph three of our Item 4.01  Form 8-K to state the items required by paragraph (a)(1)(iv) of Item 304 of Regulation B for the period since the engagement of our former auditor to our dismissal of them.

Exhibit 16

3.	Please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K disclosures.

Response 3:                          As requested, we have requested the former accountant to provide the Exhibit 16 letter.

Form 10-Q for the Period Ended September 30, 2007

4.
We note in your disclosures on page 16 that you concluded that your disclosure controls and procedures were effective.  The material weaknesses disclosed in your Form 8-K filed April 23, 2008 appear to indicate your disclosure controls and procedures are not effective.  Please tell us how you concluded that you disclosure controls and procedures were effective given the items listed in the letter provided by Turner, Stone & Company, LLP.

Response 4:
In retrospect, we have concluded that our disclosure controls and procedures were not effective for the quarterly period ended September 30, 2007.  We propose the following language for Item 3, Controls and Procedures, to be substituted in our Form 10-Q for the period ended September 30, 2007.  The actions proposed attempt to remedy the problem that we have concluded exists.

“ITEM 3. CONTROLS AND PROCEDURES

Evaluation of Disclosures and Procedures:  As of September 30, 2007, our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our system of disclosure controls and procedures pursuant to the Securities and Exchange Act of 1934 (Rule 13a -15(e) under the Exchange Act).  Based on that evaluation, our chief executive officer and chief financial officer concluded that our controls and procedures are not effective to provide reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is not accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  Please see the subsection “Significant Deficiencies In Disclosure Controls and Procedures or Internal Controls” below.

Changes in internal controls:  Except as described below, there were no changes in internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially effect, our internal control over financial reporting.  As described below, as a result of our evaluation of our disclosure controls and procedures as of September 30, 2007, we determined that our controls and procedures are not effective and subsequent to the period of this report, began to implement changes to our internal controls.

Significant Deficiencies In Disclosure Controls and Procedures Or Internal Controls.

As previously reported on April 23, 2008, our previous auditors stated in its SAS 112 letter that material weaknesses and deficiencies in our internal controls resulted in:

•	Preparation of incorrect accounting entries relating to the reverse acquisition of Patriot Investment Corporation.
•	Accounting records of Patriot Investment Corporation not being in direct control of the employees performing the appropriate functions.
•	Overall weaknesses in our system of financial accounting and controls.
•	Inadequate level of personnel competence used in the preparation of the financial statements.
•	Improper documentation and record keeping.

Subsequent to period of this report, we have implemented for the following changes in our internal controls to resolve these weaknesses and deficiencies:

•	Engage the services of competent personnel and outside financial consultants to assist in the preparation and assembly of our financial reports inclusive of required disclosure requirements.
•	Consolidate the financial records of our consolidated group under the control and direction of our Chief Financial Officer
•
Evaluate, train or replace our financial staff in conjunction with our goal of achieving the needed level of competence and assurance necessary to meet our financial reporting and disclosure obligations.

•
Board of Directors appoints an independent audit committee to oversee and monitor the effectiveness of developed internal controls and provide an improved avenue of communications between our Company and our independent auditors.”

We believe that these actions will correct the material deficiencies and significant weaknesses identified in our controls and procedures.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Yuan Tian
Yuan Tian
Chief Executive Officer

cc:  Harold H. Martin, Esq.

Enclosures